UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13D

         Under the Securities Exchange Act of 1934

                     (Amendment No. 17)

                 M.H.Meyerson & Co., Inc.
-----------------------------------------------------------
                      (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                           55301Q
-----------------------------------------------------------
                       (CUSIP Number)

                       Gregg Giaquinto
                 850 Third Avenue, Tenth Floor
                  New York, New York 10022
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                     March 12, 2003
-----------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                           [ ]

  The remainder of this cover page shall be filled out for
    a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 55301Q

1. Name of Reporting Persons
   S.S. or I.R.S. Identification No. of Above Person

   Electronic Trading Group, LLC

2. Check the Appropriate Box if a Member of a Group

      a. [ ]
      b. [ ]

3. SEC Use Only

4. Source of Funds

   WC - See Item 3

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

   [ ]

6. Citizenship or Place of Organization

   Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

    See Item 5

8. Shared Voting Power:

    See Item 5

9. Sole Dispositive Power:

    See Item 5

10. Shared Dispositive Power:

    See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    438,860 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    6.64% - See Item 5

14. Type of Reporting Person

    BD

CUSIP No.: 55301Q

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Robert Kanter

2. Check the Appropriate Box if a Member of a Group

   a. [ ]
   b. [ ]

3. SEC Use Only

4. Source of Funds

   N/A

5. Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(D) or 2(E)

              [ ]

6. Citizenship or Place of Organization

   U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7. Sole Voting Power:

   See Item 5

8. Shared Voting Power:

   See Item 5

9. Sole Dispositive Power:

   See Item 5

10. Shared Dispositive Power:

   See Item 5

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

    438,860 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

               [ ]

13. Percent of Class Represented by Amount in Row (11)

    6.64% - See Item 5

14. Type of Reporting Person

    IN

Electronic Trading Group, L.L.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
Commission (the "SEC") on April 27, 2000 as amended by
(i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No.
4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of
September 14, 2000 filed with the SEC on September 18,
2000; (vi) Amendment No. 6 dated as of September 26,
2000 filed with the SEC on September 28, 2000; (vii)
Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000; (viii) Amendment No. 8 dated as of December 21, 2000 filed with the SEC on December 29, 2000; (ix) Amendment No. 9 dated as of December 29, 2000 filed with the SEC on January 5,
2001;(x) Amendment No. 10 dated as of April 26, 2001
filed with the SEC on May 2, 2001;(xi) Amendment No. 11 dated as of February 6, 2006 filed with the SEC on February 6, 2002;(xii) Amendment No. 12 dated as of February 12, 2002 filed with the SEC on February 13,
2002;(xiii) Amendment No. 13 dated as of April 18, 2002 filed with the SEC on April 19, 2002; (xiv) Amendment
No. 14 dated as of September 20, 2002 filed with the SEC on September 23, 2002; (xv) Amendment No. 15 dated as of January 9, 2003 filed with the SEC on January 20, 2003; (xvi) Amendment No. 16 dated as of February 20, 2003 filed with the SEC on March 5, 2003 (the "Schedule") as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

From February 12, 2003 to February 28, 2003 the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net sale of 98,609 shares through open market transactions at average daily prices ranging from $1.06 to $1.68 per share, for a net sale price of $131,688.85. 157,567 shares were purchased and sold through investment accounts at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with purchases and sales.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

The Company beneficially owns, in the aggregate, 438,860 shares of the Issuer's Common Stock, which constitutes 6.64% of the Issuer's outstanding
Common Stock as of February 28, 2003, as disclosed in the Issuer's Form 10-Q filed on November 29,
2002. Of the 438,860 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
(ii) the power to dispose or direct the disposition of all the shares.

Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

Of the 438,860 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

Item 7. Material to be Filed as Exhibits

Item 7.1 of the Schedule is hereby amended by deleting "February 20, 2003" in the third line and inserting "March 12, 2003" in lieu thereof.


	Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

Date          Shares        Shares                    Average Price Per Share
              Purchased     (Sold)      Position      (Excluding commission)

02/14/03                    (1500)      535,969       1.06
02/14/03                    (100)       535,869       1.06
02/14/03                    (400)       535,469       1.06
02/19/03                    (1000)      534,469       1.06
02/19/03                    (10000)     524,469       1.07
02/21/03                    (100)       524,369       1.23
02/21/03                    (300)       524,069       1.23
02/21/03                    (2100)      521,969       1.2
02/21/03                    (600)       521,369       1.2
02/21/03                    (1000)      520,369       1.22
02/21/03                    (300)       520,069       1.2
02/21/03                    (100)       519,969       1.2
02/21/03                    (300)       519,669       1.08
02/21/03                    (200)       519,469       1.08
02/21/03                    (500)       518,969       1.08
02/21/03                    (1000)      517,969       1.09
02/21/03                    (1000)      516,969       1.1
02/21/03                    (1000)      515,969       1.11
02/21/03                    (1000)      514,969       1.12
02/21/03                    (1000)      513,969       1.13
02/21/03                    (4000)      509,969       1.14
02/21/03                    (1000)      508,969       1.15
02/21/03                    (1000)      507,969       1.16
02/21/03                    (1000)      506,969       1.17
02/21/03                    (1000)      505,969       1.18
02/21/03                    (1000)      504,969       1.19
02/24/03      300                       505,269       1.18
02/24/03      1300                      506,569       1.18
02/24/03      2400                      508,969       1.18
02/25/03      100                       509,069       1.22
02/25/03      100                       509,169       1.23
02/25/03      300                       509,469       1.24
02/25/03                    (200)       509,269       1.26
02/25/03      300                       509,569       1.27
02/25/03                    (200)       509,369       1.28
02/25/03                    (1000)      508,369       1.27
02/25/03                    (100)       508,269       1.29
02/26/03      1000                      509,269       1.22
02/26/03      1700                      510,969       1.22
02/26/03                    (500)       510,469       1.21
02/26/03                    (10000)     500,469       1.2
02/26/03                    (1000)      499,469       1.22
02/26/03                    (1000)      498,469       1.23
02/26/03                    (1000)      497,469       1.24
02/26/03                    (100)       497,369       1.25
02/26/03                    (1300)      496,069       1.22
02/26/03      11000                     507,069       1.21




02/26/03                    (5000)      502,069       1.23
02/26/03                    (5000)      497,069       1.22
02/26/03                    (3000)      494,069       1.24
02/26/03      300                       494,369       1.22
02/26/03      300                       494,669       1.24
02/26/03                    (900)       493,769       1.25
02/26/03                    (1900)      491,869       1.25
02/26/03      1400                      493,269       1.24
02/26/03                    (9000)      484,269       1.25
02/26/03      3300                      487,569       1.25
02/26/03      3300                      490,869       1.24
02/27/03      700                       491,569       1.32
02/27/03                    (300)       491,269       1.33
02/27/03                    (3000)      488,269       1.3
02/27/03                    (2900)      485,369       1.29
02/27/03                    (300)       485,069       1.311
02/27/03                    (600)       484,469       1.33
02/28/03                    (1000)      483,469       1.34
02/28/03                    (1638)      481,831       1.35
02/28/03      1438                      483,269       1.35
02/28/03                    (200)       483,069       1.35
02/28/03      238                       483,307       1.35
02/28/03                    (1000)      482,307       1.36
02/28/03                    (1000)      481,307       1.37
02/28/03                    (1000)      480,307       1.38
02/28/03                    (1000)      479,307       1.39
02/28/03                    (1000)      478,307       1.4
02/28/03                    (1000)      477,307       1.41
02/28/03                    (1000)      476,307       1.42
02/28/03                    (250)       476,057       1.41
02/28/03                    (1000)      475,057       1.43
02/28/03                    (1500)      473,557       1.44
02/28/03                    (1000)      472,557       1.45
02/28/03                    (1000)      471,557       1.46
02/28/03                    (1000)      470,557       1.47
02/28/03                    (1000)      469,557       1.48
02/28/03                    (8000)      461,557       1.5
02/28/03                    (1000)      460,557       1.52
02/28/03                    (1000)      459,557       1.53
02/28/03                    (1000)      458,557       1.54
02/28/03                    (1000)      457,557       1.55
02/28/03                    (1000)      456,657       1.56
02/28/03     3                          456,660       1.55
02/28/03                    (100)       456,560       1.56
02/28/03                    (1000)      455,560       1.57
02/28/03                    (1000)      454,560       1.58
02/28/03                    (1000)      453,560       1.59
02/28/03                    (1000)      452,560       1.6
02/28/03                    (1000)      451,560       1.61
02/28/03                    (1000)      450,560       1.62
02/28/03                    (1000)      449,560       1.63




02/28/03                    (1000)      448,560       1.64
02/28/03                    (1000)      447,560       1.65
02/28/03                    (1000)      446,560       1.66
02/28/03                    (1000)      445,560       1.67
02/28/03                    (1000)      444,560       1.68
02/28/03                    (1000)      443,560       1.6
02/28/03                    (300)       443,260       1.61
02/28/03                    (4400)      438,860       1.6

___________________________________________________________________
Subtotal from
02/12/03 to   29,479        (128,088)
02/28/03

Aggregate
02/11/03
Position      537,469

Total as of   1,787,708     (1,348,848) 438,860       5.6779
02/28/03


SIGNATURE

	After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC TRADING GROUP, LLC

/s/
________________________
By: Robert A. Kanter

Title: Member Manager
Date: March 12, 2003

ROBERT A. KANTER

/s/
______________________
Date: March 12, 2003